EXHIBIT 99.1

Stantec achieves operational carbon neutrality companywide

16th Annual Sustainability Report highlights ESG achievements; 60 percent of the firm’s gross revenue is aligned with the UN Sustainable Development Goals

EDMONTON, Alberta and NEW YORK, April 18, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, released its 16th annual Sustainability Report and announced that it has delivered on its promise to achieve operational carbon neutrality for 2022, a key step in the phased process to achieve science-based operational net zero.

Stantec’s Sustainability Report—which is compliant with the Global Reporting Initiative, Sustainability Accounting Standards Board, and Task Force on Climate-related Financial Disclosures requirements—captures annual company environmental, social, and governance (ESG) performance for the year ending December 31, 2022.

At Stantec, sustainability is a priority and considered in every aspect of the firm’s operations. Stantec’s 2022 Sustainability Report celebrates several key sustainability milestones and corporate achievements:

  60 percent, or $3.4 billion, of Stantec’s 2022 gross revenue is aligned with the United Nations Sustainable Development Goals (SDGs), a substantial increase when compared to Stantec’s 2019 gross revenue aligned to SDGs of 43 percent, or $2.1 billion. 2019 was the first year Stantec began to track SDG revenues. The SDGs provide a concise definition of what a sustainable community looks like—from gender equality and zero hunger to clean water and clean energy.
  Stantec achieved operational carbon neutrality by systematically reducing emissions, purchasing renewable energy, and balancing residual emissions with high-value, certified carbon credits.
  Stantec formalized its climate change action strategy by establishing a Climate Solutions Leadership team with leaders from around the world to focus on addressing climate change throughout project work and to look for innovation opportunities.
  Stantec was named as an actor partner in the United Nations Decade on Ecosystem Restoration. Stantec is the first architectural and engineering firm to be granted this designation by the UN. The Company has helped restore more than 40,000 acres (16,187 hectares) of ecosystems in North America and more than 1,000 miles (1,600 kilometers) of rivers and streams around the world.
  Stantec was ranked the seventh most sustainable corporation in the world and number one in its peer group in the Corporate Knights Global 100 most sustainable companies rankings, which recognizes business practices based on ESG indicators.
  Stantec was listed on the Bloomberg Gender-Equality Index for a fourth consecutive year, with a 19 percent improvement since first being accepted into the index.
  Stantec was also named a Top 50 STEM Workplace for Indigenous professionals by the American Indian Science and Engineering Society and recognized for supporting LGBTQ+ inclusion through high scores in the Workplace Pride Global Benchmark report (Ambassador level) and by signing the Declaration of Amsterdam.

“Our continued progress and focus on sustainability is directly tied to the commitment of Stantec’s employees throughout our organization,” says Gord Johnston, Stantec president and chief executive officer. “ESG is considered in every aspect of our operations, it is key to how we deliver our projects, and is directly tied to our Strategic Plan. I am very proud that we achieved important milestones related to climate action and social justice. Stantec is committed to helping communities around the world adapt and change for the better.”

Stantec’s annual Sustainability Report highlights key sustainability projects the Company is leading and how they impact communities around the world including:

  New Zealand – The New Zealand government set a renewable electricity generation target of 90% by 2025 and 100% by 2030. The Mount Cass Wind Farm in Waipara will be the largest on the South Island and produce up to 93 megawatts of energy, enough to power approximately 40,000 homes and offset around 100,000 tons of CO2 emissions per year. Stantec was retained for project planning, engineering services, and construction management review. This project creates more than 300 acres (121 hectares) of protected land with native shrubs and forests.
  United Kingdom – Described as one of London’s most remarkable new buildings, the Person-Environment-Activity Research Laboratory (PEARL) is the University College London’s first net zero building, and the first finished building to achieve an Outstanding rating under BREEAM standards. Stantec provided the mechanical and electrical engineering necessary to create an immersive laboratory to monitor what people see, touch, hear, smell, or feel in real world scenarios.
  Canada – Stantec assessed climate risks to create bridge infrastructure resilient to climate change. In support of Federal Bridge Corporation Limited’s (FBCL) climate-related risk management, Stantec completed site-specific climate risk assessments and developed risk adaptation measures to mitigate the identified risks for four international bridges between Canada and the United States.
  United States – The Alamosa River Restoration in Colorado tells a story of the success a community can experience when a diverse array of stakeholders come together for the greater good of people and the environment. When an upstream gold mine contaminated into the Alamosa River, it affected residents of one of the poorest counties in southern Colorado. Stantec partnered with the Colorado Department of Public Health for the Environment to restore the channel to pre-mining conditions and benefit the community most impacted.
  Australia – Stantec completed detailed tsunami inundation modeling, hazard mapping, and exposure assessments for New South Wales (NSW) Office of Environment and Heritage, and the NSW State Emergency Services to help understand the local tsunami risk profile for 1,300 kilometers of coastline, and to explore measures they could take to safeguard the surrounding

Sustainability is key to Stantec’s purpose, promise, and values. The Company has demonstrated efforts to protect, preserve, and restore the environment; foster social progress and equity; govern operations honestly, ethically, and transparently; and contribute to the UN Sustainable Development Goals. More information on Stantec’s Corporate Sustainability program can be found here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock Stantec Media Relations Ph: (403) 472-0122 ashley.warnock@Stantec.com	Jess Nieukerk Stantec Investor Relations Ph: (403) 569 5389 ir@stantec.com

Design with community in mind